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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: _December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

HMG WORLDWIDE CORPORATION_______________________________________________
Full Name of Registrant
_______________________________________________________________________________
Former Name if Applicable

475 Tenth Avenue_______________________________________________________________
Address of Principal Executive Office (Street and Number)

New York, New York  10018______________________________________________________
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; or
                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Company's Chief Financial Officer (the person directly responsible for the preparation of the financial statements and the 10-K) was hospitalized and had emergency surgery, which was followed by a recovery period. As a result, the Company's normal procedures for preparing the 10-K were delayed by several weeks, and the company was unable to finalize the 10-K by the prescribed due date.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Robert V. Cuddihy, Jr.            (212)               714-6251
----------------------            -----               --------
(Name)                         (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the year ended December 31, 2000, HMG revenues increased 54% to $123.5 million as compared to $80.0 million for the year ended December 31, 1999. For the year ended December 31, 2000, HMG incurred $9.3 million in non-recurring expenses, charges and personnel redundancies relating to the implementation of its strategic plan which have been charged to operations. These non-recurring charges are principally in the form of costs associated with (i) write-offs and disposal of obsolete, surplus and discontinued inventory components of $5.9 million, (ii) write-offs of uncollectible accounts receivable and advances of $1.6 million, (iii) personnel redundancies associated with its operational consolidation of $1.5 million, and (iv) facilities reduction of $363,000. HMG's 2000 strategic plan's cost reduction program is expected to yield savings of $6.1 million for year 2001. Prior to the non-recurring expenses, HMG realized income from operations of $2.7 million. For the year ended December 31, 2000, subsequent to the recognition of the $9.3 million non-recurring charge, HMG incurred a loss of $9.6 million, or $0.69 basic earnings per share, as compared to a net loss of $31,000, or $0.00 basic earnings per share for the year ended December 31, 1999.


                            HMG WORLDWIDE CORPORATION

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       April 2, 2001           By       /s/ Robert V. Cuddihy, Jr.
           -------------                   ---------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files. 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 07/20/2000